Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352
 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Michael G. Wooldridge	Direct: 616 / 336-6903
mgwooldridge@varnumlaw.com

May 14, 2014

Filed Via Edgar

Terrence O'Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Universal Forest Products, Inc.
Form 10-K
Filed February 26, 2014
File No. 0-22684

Dear Mr. O'Brien:

On behalf of Universal Forest Products, Inc., a Michigan corporation (the "Company"), we are responding to your most recent letter dated May 7, 2014, with respect to the above-referenced filing.  The comments from your May 7, 2014, letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended December 28, 2013

General

1.	Please ensure that your risk factors fully describe the material risks faced by you and explain specifically how such risks are related to your business. We note, for example, that in your risk factor in page eight relating to economic and credit market conditions, you state that you monitor your customers' credit, but provide no elaboration, while in your earnings call for the fourth quarter of the fiscal year of 2013 you note that many of your customers are approaching their credit limits. Similarly, in your risk factor discussing fluctuations in the price of lumber, you do not explain specifically how the fluctuations in the lumber market have materially impacted your results of operations. These are just examples. Please revise your risk factors accordingly in future filings.

The Company understands the substance of your comments and will revise the appropriate risk factors accordingly in future filings.

Grand Haven • Grand Rapids • Kalamazoo • Lansing • Metro Detroit

Mr. Terrence O'Brien
May 14, 2014

Exhibit 13

Management's Discussion and Analysis, page 3

Results of Operations, page 7

2.	Multiple factors impacting the results of operations are cited throughout the discussion and analysis of the segment reporting section beginning on page 14. To the extent practicable, please revise future filings to quantify the impact of each factor when multiple factors are identified as impacting results of operations. For example, disclosure on page 15 lists factors which led to the increase in net sales for the Eastern and Western reportable segment in 2013 without quantification. Also, you disclose on page 16 that earnings from operations for the Site-Built reportable segment increased "primarily due to an increase in unit sales and operating leverage on labor and overhead costs and an easing of pricing pressure on sales. In addition, the profits of our turn-key framing operations were adversely impacted by an unexpected rise in labor costs early in the year on certain projects, which offset some of the favorable impact of higher unit sales and pricing improvements." Refer to item 303(a)(3) of Regulation S-K and Section 501.04 of the FRC for guidance.

The Company will revise future filings to quantify, when practicable, the respective impact of multiple factors that meaningfully impact the Company's results of operations.

Proxy Statement Filed March 7, 2014

Executive Compensation, page 16

Annual Incentive Compensation, page 17

3.	In future filings, please discuss how the compensation committee determined the percentage of the relevant bonus pool to grant to each NEO. Please also advise why the ROI column in the charge on page 19 is blank.

The Company will disclose in future filings the manner in which the Compensation Committee determines the percentage of the relevant bonus pool that is allocated to each NEO.  The ROI column in the chart in question was inadvertently omitted in this year's proxy statement; however, the Company's ROI for the year of 9.65%, (which is the omitted information) was disclosed in the narrative of the Compensation Discussion and Analysis in the third paragraph immediately preceding the chart on page 18. The ROI column will be completed in future filings.

Mr. Terrence O'Brien
May 14, 2014

In responding to our comments, please provide a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached to this letter is the Company's signed Acknowledgement to the above statements.

We hope that we have sufficiently responded to your comments.  If you have additional questions or comments, please contact me directly.

Very truly yours,
VARNUM

Michael G. Wooldridge

MGW/jmn
6055519_1
cc: Mr. Michael Cole, Chief Financial Officer

Mr. Terrence O'Brien
May 14, 2014

ACKNOWLEDGMENT

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company's filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

May 14, 2014
Michael Cole, Chief Financial Officer,
Universal Forest Products, Inc.